UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No: 001-12822
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION
The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2007 and 2006, and the supplemental schedule as of December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ Jennifer P. Jones	June 19, 2008
Jennifer P. Jones
Plan Administrator
Beazer Homes USA, Inc.

/s/ Allan P. Merrill	June 19, 2008
Allan P. Merrill
Executive Vice-President and Chief Financial Officer
Beazer Homes USA, Inc.

APPENDIX 1
Beazer Homes USA, Inc.
401(k) Plan
Financial Statements as of and for the Years Ended December 31,
2007 and 2006, Supplemental Schedule as of December 31, 2007
and Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants in and the Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan
Atlanta, Georgia
We have audited the accompanying statements of net assets available for benefits of Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 19, 2008

Beazer Homes USA, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Participant-directed investments,
At fair value	$100,867,892	$123,525,061

Receivables
Participant contributions	—	329,965
Employer contributions	—	131,098
Unsettled trades	—	1,970

Total contributions receivable	—	463,033

Net assets available for benefits, at fair value	100,867,892	123,988,094

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	170,476	167,529

Net assets available for benefits	$101,038,368	$124,155,623

See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Contributions:
Participants	$11,099,989	$16,047,587
Employer	2,458,599	5,400,216
Rollovers	652,595	1,129,642

Total contributions	14,211,183	22,577,445

Investment loss:
Interest and dividends	5,618,235	4,841,810
Net depreciation in fair value of investments	(20,984,436)	(16,043,321)

Net investment loss	(15,366,201)	(11,201,511)

Distributions to participants	(21,945,579)	(18,149,063)
Administrative expenses	(16,658)	(13,914)

Net decrease in net assets available for benefits	(23,117,255)	(6,787,043)

Net assets available for benefits:
Beginning of year	124,155,623	130,942,666

End of year	$101,038,368	$124,155,623

See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility — All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.
Contributions — Contributions to the Plan are comprised of salary deferral contributions by Plan participants, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $15,500 ($20,500 for participants who are at least 50 years old) for the year ended December 31, 2007 and $15,000 ($20,000 for participants who are at least 50 years old) for the year ended December 31, 2006. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 8% of annual compensation on a pre-tax basis, up to a maximum of $15,500 for the year ended December 31, 2007 and $15,000 for the year ended December 31, 2006. In addition, the Company’s matching contributions are discretionary, but            the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company did make such matching contributions for the years ended December 31, 2007 and 2006.
The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any discretionary contributions for the years ended December 31, 2007 or 2006.
Participant Accounts — Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in their account.
Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.

Each participant may direct the investment of his or her account to the various investment options offered by the Plan, which includes a Company stock fund (see Note 5).
Effective January 3, 2006, Fidelity Management Trust Company (“Fidelity”) became the new trustee of the Plan, and Fidelity Retirement Services became the recordkeeper for the Plan. All Plan investments were transferred to Fidelity, as trustee. In connection with the change in Plan recordkeeper, certain administrative modifications to the Plan went into effect. The Plan descriptions herein reflect the current provisions of the Plan.
Vesting of Benefits — Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested
Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%
Amounts forfeited upon termination are used to reduce future Company contributions. At December 31, 2007 and 2006, forfeited non-vested accounts available to reduce future Company contributions totaled $156,541 and $692,501, respectively. During the years ended December 31, 2007 and 2006 the Company’s contributions were reduced by $1,912,426 and $988,109 for forfeitures, respectively.
The salary deferral contributions are fully vested and non-forfeitable at all times.
Distributions — Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest in the Plan in the form of a lump-sum payment.
Participant Loans — A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (8.25% and 9.25% at December 31, 2007 and 2006, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant’s employment, distributions from a participant’s account are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years except that the repayment period for loans made for the purchase of a home may range from 1 to 10 years. These periods may be extended for leaves of absences due to military duty or disability.
Administrative Expenses — Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions.

2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the Statements of Net Assets Available for Benefits present the fair value of investments as well as the adjustment of the common collective trust fund, which holds investments in fully benefit-responsive investment contracts, from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis and are not affected by the FSP.
Recently Issued Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the impact the adoption of SFAS 157 would have on the Plan’s financial position or results of operations; however, it is not expected to have a material impact on the Plan’s financial position or results of operations.
Investment Valuation and Income Recognition — Investments, other than investments in common collective trusts and participant loans, are stated at fair value based on quoted market prices in an active market. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust fund based on the fair value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period. The participant loans are valued at the outstanding loan balances, which approximates fair value.
The Fidelity Managed Income Portfolio Fund is a stable value fund that is a commingled pool of the Common Collective Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common and collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefit payments are recorded upon distribution.
3. Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006:

	2007			2006
	Shares	Amount		Shares	Amount

Beazer Homes USA, Inc. Company Stock Fund	**	$	**	629,185	$29,579,092
Fidelity Managed Income Portfolio	15,857,291		15,686,815	16,802,576	16,802,576
Fidelity Contrafund	201,576		14,737,215	196,952	12,841,299
Fidelity International Discovery Fund	326,780		14,077,663	309,628	11,741,083
American Beacon Large Cap Value Fund	323,864		7,251,325	343,393	7,822,495
Fidelity Balanced Fund	328,963		6,450,963	320,476	6,226,854
Spartan U.S. Equity Index Fund	107,949		5,602,535	131,549	6,601,129

**	Investment represents less than 5 percent of the Plan’s net assets available for benefits at December 31, 2007.

Net depreciation in fair value of investments, includes realized and unrealized gains and losses on investments, for the years ended December 31, 2007 and 2006 is comprised of the following:

	2007	2006
Beazer Homes USA, Inc. Company Stock Fund	$(23,674,754)	$(19,892,451)
Fidelity Managed Income Portfolio	752	—
PIMCO Total Return Fund	104,009	(52,984)
American Beacon Large Cap Value Fund	(63,357)	833,330
Goldman Sachs Mid Cap Value Fund	(306,102)	160,897
Wells Fargo Advantage Small Cap Value Fund	(500,616)	90,586
Columbia Acorn Fund	(23,898)	141,827
Spartan U.S. Equity Index Fund	217,180	691,232
Fidelity Contrafund	1,550,697	(169,018)
Fidelity Balanced Fund	61,109	122,074
Fidelity International Discovery Fund	1,566,271	1,472,138
Fidelity Freedom Income Fund	(5,569)	6,458
Fidelity Freedom 2000 Fund	(26)	—
Fidelity Freedom 2005 Fund	274	179
Fidelity Freedom 2010 Fund	5,332	9,355
Fidelity Freedom 2015 Fund	26,003	23,192
Fidelity Freedom 2020 Fund	4,955	36,750
Fidelity Freedom 2025 Fund	82,630	100,340
Fidelity Freedom 2030 Fund	14,833	27,097
Fidelity Freedom 2035 Fund	16,955	17,329
Fidelity Freedom 2040 Fund	43,467	99,842
Fidelity Freedom 2045 Fund	(1,390)	—
Fidelity Freedom 2050 Fund	(161)	—
Fidelity Mid Cap Growth Fund	(105,781)	225,431
Self Managed Accounts	2,751	13,075

Total	$(20,984,436)	$(16,043,321)

4. Federal Income Tax Status
Effective January 3, 2006, in connection with the change in trustees to Fidelity, the Plan was modified to a Fidelity prototype plan with non-standard amendments. As soon as the Plan is procedurally eligible to do so under current Internal Revenue Code (“IRC”) guidelines, the Plan’s management intends to request a determination from the Internal Revenue Service that the modified plan is qualified, and that the trust established under the modified plan is tax-exempt under the appropriate sections of the IRC. The Plan’s management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5. Exempt Party-In-Interest Transactions
Party-in-interest investments held by the Plan included 592,673 shares and 629,185 shares of Beazer Homes USA, Inc. common stock at December 31, 2007 and 2006, with a fair value of approximately $4.4 million and $29.6 million, respectively. Dividend income earned on Beazer Homes USA, Inc. common stock was approximately $181,000 and $227,000 for the years ended December 31, 2007 and 2006, respectively.

Due to the inability of the Company to timely file its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”), investments in the Plan’s Beazer Homes USA, Inc. common stock fund were suspended, effective December 7, 2007. Accordingly, a blackout period went into effect under the Plan during which Plan participants are unable to direct investments into the Beazer Homes USA, Inc. common stock fund. This blackout period began on December 7, 2007 at 4:00 p.m., Eastern Standard Time, and will end at 4:00 p.m., Eastern Standard Time, on a date to be determined by the Company’s Compensation Committee. The Company filed its 2007 Form 10-K with the Securities and Exchange Commission on May 12, 2008.
As of December 31, 2007, certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
6. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. Litigation
On April 30, 2007, a putative class action complaint was filed on behalf of a purported class consisting of present and former participants and beneficiaries of the Plan, naming Beazer Homes, certain of its current and former officers and directors and the Benefits Administration Committee as defendants. The complaint was filed in the United States District Court for the Northern District of Georgia. The complaint alleges breach of fiduciary duties, including those set forth in ERISA as a result of the investment of retirement monies held by the Plan in common stock of Beazer Homes at a time when participants were allegedly not provided timely, accurate and complete information concerning Beazer Homes. Four additional lawsuits were filed subsequently on May 11, 2007, May 14, 2007, June 15, 2007 and July 27, 2007 in the United States District Court for the Northern District of Georgia making similar allegations. The court has consolidated these five lawsuits, and the plaintiffs are expected to file a consolidated amended complaint on June 27, 2008. The Company intends to vigorously defend against these actions. The Plan is not a party to these matters.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

Statement of Net Assets Available for Benefits:	2007	2006
Net assets available for benefits per the financial statements, at contract value	$101,038,368	$124,155,623
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(170,476)	(167,529)

Net assets available for benefits per the financial statements, at fair value	100,867,892	123,988,094
Deemed distributions	(14,500)	(19,498)

Net assets available for benefits per Form 5500, at fair value	$100,853,392	$123,968,596

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements for the years ended December 31, 2007 and 2006, to the Form 5500:

Statement of Changes in Net Assets Available for Benefits:	2007	2006
Net decrease in net assets available for benefits per the financial statements	$(23,117,255)	$(6,787,043)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,947)	(167,529)
Change in deemed distributions	4,998	(19,498)

Net loss per Form 5500	$(23,115,204)	$(6,974,070)

9. Department of Labor Audit
During November 2007, the U.S. Department of Labor (“DOL”) commenced an audit of the Plan’s records for the years ended December 31, 2007, 2006 and 2005. At this time, the DOL has not concluded its audit and the Company is unable to predict the outcome of the audit or its impact on the Plan.

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc. 401(k) Plan
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		Description of Investment,
	Identity of	Including Maturity Date, Rate of Interest,		Current
(a)	Issuer	Collateral, Par, or Maturity Value	Cost	Value

		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock, 592,673 shares	**	$4,403,558
*	Fidelity	Stock Purchase Money Markey Account	**	1,177

		Beazer Homes USA, Inc. Stock Fund		4,404,735

		COMMON/COLLECTIVE TRUST:
*	Fidelity	Fidelity Managed Income Portfolio, 15,857,291 shares	**	15,686,815

		REGISTERED INVESTMENT COMPANY:
	PIMCO Advisors	PIMCO Total Return Fund, 386,950 shares	**	4,136,498
	American Beacon	American Beacon Large Cap Value Fund, 323,864 shares	**	7,251,325
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 91,051 shares	**	3,245,046
	Wells Fargo Funds	Wells Fargo Advantage Small Cap Value Fund, 152,519 shares	**	1,840,910
	Columbia Funds	Columbia Acorn Fund, 150,569 shares	**	4,346,913
*	Fidelity	Spartan U.S. Equity Index Fund, 107,949 shares	**	5,602,535
*	Fidelity	Fidelity Contrafund, 201,576 shares	**	14,737,215
*	Fidelity	Fidelity Balanced Fund, 328,963 shares	**	6,450,963
*	Fidelity	Fidelity International Discovery Fund, 326,780 shares	**	14,077,663
*	Fidelity	Fidelity Freedom Income Fund, 60,753 shares	**	695,617
*	Fidelity	Fidelity Freedom 2000 Fund, 79 shares	**	982
*	Fidelity	Fidelity Freedom 2005 Fund, 5,879 shares	**	69,314
*	Fidelity	Fidelity Freedom 2010 Fund, 21,220 shares	**	314,475
*	Fidelity	Fidelity Freedom 2015 Fund, 71,689 shares	**	893,963
*	Fidelity	Fidelity Freedom 2020 Fund, 99,473 shares	**	1,572,674
*	Fidelity	Fidelity Freedom 2025 Fund, 216,702 shares	**	2,856,138
*	Fidelity	Fidelity Freedom 2030 Fund, 73,203 shares	**	1,209,320
*	Fidelity	Fidelity Freedom 2035 Fund, 45,629 shares	**	624,206
*	Fidelity	Fidelity Freedom 2040 Fund, 299,195 shares	**	2,911,167
*	Fidelity	Fidelity Freedom 2045 Fund, 9,522 shares	**	108,078
*	Fidelity	Fidelity Freedom 2050 Fund, 708 shares	**	8,097
*	Fidelity	Fidelity Mid Cap Growth Fund, 365,276 shares	**	4,938,528
*	Fidelity	Self Managed Account — Fidelity BrokerageLink	**	836,906

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 5.0% to 10.5%, and various maturity dates through January 2019	**	2,047,809

				$100,867,892

*	Party In Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-24765 and No. 333-116573 on Form S-8 and Registration Statements No. 333-94843 and No. 333-117919 on Form S-3 of Beazer Homes USA, Inc. of our report dated June 19, 2008, appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 19, 2008